August 6, 2003                  Craig A. Creaturo
                                Chief Accounting Officer and Treasurer
                                (724) 352-4455
                                ccreaturo@ii-vi.com
                                II-VI Homepage:  www.ii-vi.com



                      II-VI INCORPORATED
             REPORTS RECORD QUARTER AND FISCAL YEAR
                    REVENUES AND EARNINGS

PITTSBURGH, PA., August 6, 2003 -- II-VI Incorporated (NASDAQ NMS:
IIVI) today reported results for its fourth fiscal quarter and fiscal year ended June 30, 2003. Net earnings for the quarter ended June 30, 2003 were a record $3,626,000 ($0.25 per share-diluted). These results compare with net earnings of $2,016,000 ($0.14 per share-diluted) in the fourth quarter of last fiscal year. For the fiscal year ended June 30, 2003, net earnings were a record $11,620,000 ($0.81 per share-diluted). This compares with net earnings of $7,264,000 ($0.51 per share-diluted) for the last fiscal year. Bookings for the quarter ended June 30, 2003 increased 17% to $32,359,000 from $27,594,000 in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2003 increased 16% to $136,337,000 from $117,047,000 for the last fiscal year.
Bookings are defined as customer orders received that are expected to be converted into revenues during the next 12 months.

Revenues for the quarter ended June 30, 2003 increased 9% to a record $32,852,000 from $30,108,000 in the fourth quarter of last fiscal year. Revenues for the fiscal year ended June 30, 2003 increased 13% to a record $128,210,000 from $113,688,000 for the last fiscal year.

Francis J. Kramer, president and chief operating officer said, "We are pleased to have achieved record revenues and earnings for both the quarter and fiscal year ended June 30, 2003. Revenue growth reflects the general strength of our product offering and, more specifically, growth in our infrared optics business including the acquisition of a majority ownership in our distributor in Germany. Earnings increases resulted from a variety of factors, including improved production efficiencies, savings achieved through the consolidation of infrared optics operations, higher external research and development funding and significantly reduced interest expense."

Kramer continued, "During this past fiscal year, we reduced total debt by nearly $11 million or over 30%. This was achieved through a combination of strong cash flow from operations and prudent capital expenditures. At June 30, 2003 the interest rate on the remainder of our outstanding debt approximated 2.5%."


Segment Bookings and Revenues

Bookings for the quarter ended June 30, 2003 for infrared optics increased approximately 20% to $18.0 million from $15.1 million in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2003 for infrared optics increased approximately 40% to $79.3 million from $55.7 million for the last fiscal year. Revenues for the quarter ended June 30, 2003 for infrared optics increased approximately 10% to $18.0 million from $16.3 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2003 for infrared optics increased approximately 20% to $73.8 million from $61.8 million for the last fiscal year.

Bookings for the quarter ended June 30, 2003 for near-infrared optics increased approximately 10% to $6.1 million from $5.6 million in the fourth quarter of last fiscal year. Bookings for the fiscal year ended June 30, 2003 for near-infrared optics increased approximately 5% to $24.8 million from $23.4 million for the last fiscal year. Revenues for the quarter ended June 30, 2003 for near-infrared optics increased to $6.1 million from $5.9 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2003 for near-infrared optics increased to $22.8 million from $22.7 million for the last fiscal year.

Bookings for the quarter ended June 30, 2003 for military optics decreased approximately 25% to $4.5 million from $6.0 million in the fourth quarter of the last fiscal year. Bookings for the fiscal year ended June 30, 2003 for military optics decreased approximately 20% to $23.1 million from $29.3 million for the last fiscal year. Revenues for the quarter ended June 30, 2003 for military optics increased approximately 10% to $6.6 million compared to $6.0 million in the fourth quarter of the last fiscal year. Revenues for the fiscal year ended June 30, 2003 for military optics increased approximately 5% to $23.0 million from $22.0 million for the last fiscal year.

Combined bookings for the quarter ended June 30, 2003 for the eV PRODUCTS division and silicon carbide products were $3.8 million compared to $0.9 million in the fourth quarter of the last fiscal year. Combined bookings for the fiscal year ended June 30, 2003 for these same two groups were $9.2 million compared to $8.6 million for the last fiscal year. Revenues for the quarter ended June 30, 2003 from these two groups were $2.1 million compared to $2.0 million in the fourth quarter ended June 30, 2003 of the last fiscal year. Revenues for the fiscal year ended June 30, 2003 for these two groups were $8.6 million compared to $7.1 million for the last fiscal year.

Outlook

The Company's first fiscal quarter historically has displayed slight seasonality due to slower transaction flow from European and Japanese customers during these summer months. For the first fiscal quarter ending September 30, 2003, the Company currently forecasts revenues to range from $31 million to $33 million and earnings per share to range from $0.17 to $0.22. For the fiscal year ending June 30, 2004, the Company currently expects revenues to range from $138 million to $142 million and earnings per share to range from $0.88 to $0.96. As discussed in more detail below, actual results may differ from these forecasts due to factors such as changes in product demand, competition and general economic conditions.


Webcast Information

The Company will host a conference call at 10:00 a.m. EDT on Thursday, August 7, 2003 to discuss these results. The conference call will be broadcast live over the Internet and can be accessed by all interested parties from the Company's web site at www.ii-vi.com as well as at http://www.firstcallevents.com/service/ajwz386675737gf12.html.
Please allow extra time prior to the call to visit the site and, if needed, download the media software required to listen to the Internet broadcast. A replay of the webcast will be available for 2 weeks following the call.

Headquartered in Saxonburg, Pennsylvania, II-VI Incorporated designs, manufactures and markets optical and opto-electronic components, devices and materials for infrared, near-infrared, visible light, x-ray and gamma-ray instrumentation. The Company's infrared optics business manufactures optical and opto-electronic components sold under the II-VI and Laser Power brand names and used primarily in high-power CO2 lasers. The Company's near-infrared optics business manufactures near-infrared and visible light products for industrial, scientific and medical instruments and laser gain material and products for solid-state YAG and YLF lasers at the Company's VLOC subsidiary. The Company's military infrared optics business manufactures infrared products for military applications under the Exotic Electro-Optics brand name. The Company's eV PRODUCTS division manufactures and markets solid-state x-ray and gamma-ray detection materials and products for use in medical, industrial, environmental and scientific applications. The Company's Wide Band Gap Materials (WBG) group manufactures and markets single crystal silicon carbide substrates for use in solid-state lighting, wireless infrastructure, RF electronics and power switching industries.

This press release contains forward-looking statements as defined by
Section 21E of the Securities Exchange Act of 1934. Any information which is not historical in nature constitutes such forward-looking statements. Actual results may differ from the results described in any forward-looking statements due to, among other things, changes in market demand for infrared, near-infrared and military infrared optics, and products of the eV PRODUCTS division and Wide Band Gap Materials group, the Company's ability to maintain or increase market share, the Company's ability to effectively address market opportunities, and general market and economic conditions throughout the world. Additional information on potential factors that could affect the Company's financial results was included in the Company's Form 10-K/A for the year ended June 30, 2002 as filed with the Securities and Exchange Commission.

CONTACT: Craig A. Creaturo, Chief Accounting Officer and Treasurer of II-VI Incorporated, 724-352-4455, or e-mail, ccreaturo@ii-vi.com.





II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
(000 except per share data)


                                                Three Months Ended
                                                     June 30,
                                                2003         2002
                                              --------     --------

Revenues

Net sales                                     $29,798      $27,948
Contract research and development               3,054        2,160
                                              --------     --------
                                               32,852       30,108


Costs, Expenses & Other (Income) Expense

Cost of goods sold                             16,543       17,257
Contract research and development               3,234        2,302
Internal research and development                 714          953
Selling, general and administrative             6,959        5,900
Interest expense                                  150          231
Other (income) expense, net                       (97)       1,424
                                              --------     --------
                                               27,503       28,067
                                              --------     --------

Earnings Before Income Taxes                    5,349        2,041

Income Taxes                                    1,723           25
                                              --------     --------

Net Earnings                                  $ 3,626      $ 2,016
                                              ========     ========

Diluted Earnings Per Share                    $  0.25      $  0.14
                                              ========     ========


Average Shares Outstanding - Diluted           14,556       14,354














II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
(000 except per share data)


                                                    Year Ended
                                                     June 30,
                                                2003         2002
                                              --------     --------

Revenues

Net sales                                     $117,210     $106,061
Contract research and development               11,000        7,627
                                              --------     --------
                                               128,210      113,688
                                              --------     --------


Costs, Expenses & Other Expense

Cost of goods sold                              69,408       69,732
Contract research and development               10,436        6,905
Internal research and development                2,660        4,441
Selling, general and administrative             28,510       21,245
Interest expense                                   849        1,444
Other expense                                      297          411
                                              --------     --------
                                               112,160      104,178
                                              --------     --------

Earnings Before Income Taxes                    16,050        9,510

Income Taxes                                     4,430        2,246
                                              --------     --------

Net Earnings                                  $ 11,620     $  7,264
                                              ========     ========

Diluted Earnings Per Share                    $   0.81     $   0.51
                                              ========     ========


Average Shares Outstanding - Diluted            14,390       14,314












II-VI Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
($000)


                                              June 30,     June 30,
                                                2003         2002
                                             ----------    ---------

Assets

Current Assets
  Cash and cash equivalents                  $ 15,583      $  9,610
  Accounts receivable, net                     22,086        21,541
  Inventories                                  24,384        19,741
  Deferred income taxes                         3,794         3,457
  Other current assets                          1,968         1,488
                                             ----------    ---------
    Total Current Assets                       67,815        55,837


Property, Plant & Equipment, net               57,954        60,711
Goodwill, net                                  28,987        28,987
Investments                                     1,792         1,850
Other Intangible Assets, net                    4,643         3,233
Other Assets                                    1,602         1,283
                                             ----------    ---------
                                             $162,793      $151,901


Liabilities and Shareholders' Equity

Current Liabilities
  Accounts payable                           $  6,115      $  3,970
  Current portion of long-term debt             6,923         5,068
  Other current liabilities                    14,577        11,053
                                             ----------    ---------
    Total Current Liabilities                  27,615        20,091


Long-Term Debt--less current portion           16,782        29,435

Other Liabilities, primarily deferred
  income taxes                                  6,875         4,715

Shareholders' Equity                          111,521        97,660
                                             ----------    ---------

                                             $162,793      $151,901



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